NOTE EXTENSION:

PPD PARTNERS hereby agrees to extend SEA TIGER, INC. 8% Convertible Debenture Due September 30, 2010 (2TD) in the amount of $10,000 until September 30. 2011.

by ______________________
PPD PARTNERS

______________________, President
SEA TIGER, INC.
Jim D. Tilton, Jr., President